Exhibit 12
AMERUS GROUP CO.
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	($ in thousands)
Earnings
Pre-tax income from continuing operations	$182,920	$147,452	$228,294	$239,238	$89,157	$119,377	$115,737
Less: Minority interest	—	—	—	—	—	—	21,677
Less: Income (loss) from equity investees	6,297	7,678	8,105	12,563	(3,993)	5,072	3,481
Add: Distributed income from equity investees	331	1,302	564	1,521	2,591	7,730	4,449

	176,954	141,076	220,753	228,196	95,741	122,035	95,028

Combined Fixed Charges and Preferred Stock Dividends	411,749	375,645	556,985	570,646	492,093	371,667	344,363
Less: Preferred stock dividends not included in pre-tax income	—	—	—	—	—	—	—
Less: Tax gross up on preferred stock dividends	—	—	—	—	—	—	—

Total Earnings	$588,703	$516,721	$777,738	$798,842	$587,834	$493,702	$439,391

Combined Fixed Charges
Interest credited to policyowners	$367,669	$350,275	$523,231	$538,622	$464,022	$341,575	$312,008
Interest expense on debt	23,696	24,144	32,120	30,154	25,487	26,011	29,723
Early extinguishment of debt	19,082	—	—	—	—	—	—
Amortization of debt issuance costs	681	696	928	1,137	985	3,155	1,833
Estimate of interest within rental expense	621	530	706	733	1,599	926	799
Preferred stock dividends	—	—	—	—	—	—	—
Tax gross up on preferred stock dividends	—	—	—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$411,749	$375,645	$556,985	$570,646	$492,093	$371,667	$344,363

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.43	1.38	1.40	1.40	1.19	1.33	1.28